Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The Outbreak of COVID-19

As part of the extension of the “Social Protection Network” announced by the Government in March 2021, on April 6, 2021, Law No. 21,323 was published in the Official Gazette. This statute provides for an extraordinary bonus for the middle-class and a solidarity loan to mitigate the impact of the Covid-19 pandemic on the income of middle-class families. These benefits will be paid out of fiscal resources and only apply to persons that meet the eligibility requirements specified in Law No. 21,323. The middle-class bonus will be paid once on a non-refundable basis and in an amount that ranges between Ps.100,000 and Ps.500,000 per beneficiary. The current solidarity loan is interest-free for a maximum amount equal to 100% of a person’s income reduction, capped at Ps.650,000. Beneficiaries may apply two times for a solidarity loan at any time during the six-month period following the enactment of Law No. 21,323. Exceptionally, a person who is not a beneficiary of the middle-class bonus may a apply for a third loan. Beneficiaries of the solidarity loan must repay the total principal amount outstanding in four annual installments starting in April 2023, without interest or penalty.

In addition, as part of the extension of the “Social Protection Network”, on April 19, 2021, the President announced the strengthening of the Emergency Family Income Program (Ingreso Familiar de Emergencia). This measure, which involves a direct transfer of Ps.100,000 per family member during April, May and June 2021, will change the beneficiary selection criteria from targeted eligibility towards something closer to universal coverage, regardless of the phase of the “step-by-step” gradual lockdown plan in which the beneficiaries are. To be eligible, beneficiaries must be part of the most vulnerable 80% of the social register of households. The government estimates that this expansion may involve disbursements totaling US$5.5 billion.

On April 23, 2021, the Commission for the Finance Market (“Comisión para el Mercado Financiero” “CMF”), adopted interim measures for the treatment of provisions required from banks and cooperatives, release banks and cooperatives from the obligation to increase provisions that would otherwise be required in the event of a postponement in the payment of installments granted to debtors by means of rescheduling their payment obligations. This treatment will be effective until July 31, 2021, requires the following conditions to be met: (i) debtors must be current or no more than 30 days in arrears at the time the rescheduling takes place; (ii) grace periods or deferral credits, under this measure or any other measure, may not total more than six consecutive months; and (iii) banks should give special consideration to debtors that have benefited from previous deferral measures, who should have demonstrated a good payment compliance during the period between deferrals.

The government currently maintains a mass vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health, progressively moving forward with new schedules depending on the arrival, approval and recommendation for use of the various vaccines. The government intends to vaccinate the majority of the 15 million adult population during the first half of 2021. As of May 2, 2021, 14,874,381 people have been vaccinated in Chile, of which 8,137,185 have received the first dose of COVID-19 vaccine, and 6,737,196 people have received the second dose.

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. This includes five stages ranging from quarantine to advance re-opening, based on a formula that combines several factors, including new cases per capita in a given area, size of the elderly and vulnerable population and access to medical care in such area. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines. In March 2021, the government tightened restrictions on mobility, progressively ordering a “phase one lockdown” or “quarantine” in those communes with higher rates of COVID-19 contagion, to reduce the spreading risk and the pressure on the health emergency system. As of May 6, 2021, 68% of the population was subject to restricted mobility under this program and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) stood at 84.7.

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As of May 3, 2021, 1,215,815 COVID-19 infections had been recorded in Chile, of which 38,732 were active as of such date, with 4,874 new cases recorded on May 3, 2021, and 26,659 total deaths.

The government cannot exclude that a continuation of the COVID-19 pandemic will result in increased public sector expenditures to mitigate a further deterioration of the living conditions of important segments of the population, increasing the fiscal necessities and the incurrence of additional debt or deployment of sovereign fund savings or other financial assets in material amounts.

Pension Funds and the Chilean Pension System

On April 28, 2021, Law No. 21,330 was published in the Official Gazette to amend the Constitution and thereby allow for pension fund account holders to make a third withdrawal of funds from their individual accounts of up to 10% of the existing balances subject to a maximum withdrawal of 150 unidades de fomento (“UF”) and a minimum withdrawal of UF 35, unless the account holder has a balance of less than UF 35 in his or her account, in which case the account holder will be allowed to withdraw the entire remaining balance. In addition, this constitutional amendment allows for beneficiaries of life annuities (rentas vitalicias) purchased from life insurance companies to withdraw, for only once, and within a one-year period, up to 10% of the amount corresponding to the technical reserve that the beneficiary maintains in the relevant insurance company with a cap of UF 150. Amounts withdrawn in either type of arrangement are no subject to income taxation.

Furthermore, Law No. 21,330 allows for pension fund account holders that exercise their right to withdraw to voluntary have the mandatory employer monthly contribution to their pension fund account increased by one percentage point (i.e., from 10% to 11% of their remuneration) for a minimum period of one year. Also, the law contemplates that account holders that exercise their right to withdraw and postpone the time of their retirement will be entitled to receive a government contribution into their individual accounts for each year of postponement if and when a super majority law (“Ley de Quórum Calificado”) is enacted by Congress to determine the amount and manner of payment of such government contribution.

On April 27, 2021, the President announced the submission to Congress of a draft bill aimed at introducing changes to Law No. 21,330. The proposed changes include: (i) granting a Ps.200 thousand bonus to persons with no positive balance in their pension savings accounts and unable to make a withdrawal pursuant to Law No. 21,330; (ii) a mechanism for the mandatory recovery to the relevant individual’s pension fund account of the amounts withdrawn pursuant to Law No. 21,330; and (iii) declare free of income tax withdrawals under Law No. 21,330 that affect 90% of pension account holders and apply the current tax rules only to those individuals belonging to the top 10% of income earners.

On April 28, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill, aimed at allowing pension fund account holders to make a fourth withdrawal of funds from their individual accounts of up to 10% of the existing balances, which would be governed by the same terms and conditions established in Law No. 21,295 which approved the second withdrawal. For a description of the statute that allowed pension fund account holders to make the second withdrawal from their individual investment accounts, see “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in amendment No. 6 to the Annual Report. As of the date hereof, this draft bill is being discussed in Congress.

The Chilean Constitution and Government

On April 21, 2021, the President submitted to Congress a Constitutional reform bill that would modify the rules regarding the appointment of all justices. The bill seeks to modernize the appointment system to allow for a selection process that is public, based on up-to-date standards of professional merit and thereby minimizing the scope for discretionary appointments to strengthen the independence of the judiciary. As of the date hereof, this draft bill is being discussed in Congress.

Recent Developments in Banking Regulation

On April 22, 2021, the President submitted to Congress a bill authorizing a capitalization of the state-owned commercial bank of Chile (Banco del Estado de Chile) to comply with the requirements of Basel III. The capitalization is authorized for an amount of up to US$1.5 billion and will be implemented through December 31, 2025 in line with Basel III capital requirements. The bill provides for the obligation of Banco del Estado de Chile to report annually its return on capital to the Finance Commissions of the Chamber of Deputies and the Senate. In addition, the bill authorizes Banco del Estado de Chile to issue bonds with no maturity date (i.e., perpetual bonds) under the same conditions as the other licensed banks that operate in Chile. As of the date hereof, this draft bill is being discussed in Congress.

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Capital Markets

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, setting new transparency requirements, reinforcing the duties of financial market agents, and regulating financial advisory to account holders of pension funds and other financial market matters. Law No. 21,314 amends several laws, including Law No. 18,045 on the Securities Market, Law No. 18,046 on Stock Companies and the Code of Commerce. The main amendments introduced by Law No. 21,314 include: (i) adoption of the "anonymous whistleblower" concept and the procedures, benefits and other matters relating to whistleblowers; (ii) mandatory trading blackout periods applicable to directors and officers of public issuers and their close relatives; (iii) requirement of prior registration and supervision by the CMF of investment advisors; (iv) expansion of the CMF supervisory powers to subsidiaries of a public issuer; and (v) prohibition on the charging of interest on interest in money credit transactions.

On April 14, 2021, a group of members of the Senate submitted to Congress a draft bill which establishes the obligation of financial companies to report annually to the CMF on the environmental impacts of the investment projects they finance or in which they have direct or indirect investments. As of the date hereof, this draft bill is still being discussed in Congress.

Digital Economy

On April 19, 2021, the President submitted to Congress a draft bill to approve the Digital Economy Partnership Agreement between the Republic of Chile, New Zealand and the Republic of Singapore, signed on June 11, 2020. Its approval would allow Chile to integrate effectively into the international trends of digitalization of the economy. The agreement contains several modules, which include: a framework for business and trade facilitation in the digital economy; rules that encourage cross-border trade in digital products avoiding discrimination; protection of personal information, free flow of data and no forced server localization; rules that promote cybersecurity and protection of digital trade; and rules on innovation, creativity, transparency and dissemination of technology.

Migration

On April 20, 2021, Law No. 21,325, under the heading Immigration Law (“Ley de Inmigración y Extranjería”) was published in the Official Gazette. The main aspects introduced by Law No. 21,325 include, among others: (i) regulation of the entry, stay, residence and exit of foreigners from Chile, establishing as a general principle that the government decides who to admit to its territory; (ii) the government's duty to protect and respect the human rights of foreigners in Chile; (iii) the recognition of migrants' labor rights to protection, access to health, social security and tax benefits, education, housing, sending and receiving remittances, and due process of law in general; and (iv) creation of a new agency denominated the “National Migration Service”, as a decentralized public service with legal standing and its own assets and liabilities, subject to the supervision of the President, who shall be the main responsible for migration matters in Chile.

Taxation

On, June 1, 2020, representatives of the opposition parties proposed to Congress a constitutional reform bill to implement a one-time tax on the so called “super-wealthy” in Chile. This proposal seeks to tax individuals with assets worth at least US$22 million, at a rate of 2.5%, which would be used to finance emergency plans proposed by the government. Subsequently, the opposition has proposed certain changes, including clarifications on the determination of the tax to the “super-wealthy” and the following additional measures, all of which were approved by the Chamber of Deputies on April 21, 2021 and are pending approval by the Senate: (i) a temporary increase of the applicable rate of the corporate income tax (Impuesto de Primera Categoría) from 27% to 30% for taxpayers considered “mega enterprises” (i.e., with average gross income of more than UF 1,000,000 (approximately US$41.8 million) considering the three fiscal years prior to the enactment of the reform); the increased rate would apply to income received or accrued in 2021 and 2022; and (ii) a proportional increase in the rate of the monthly provisional payments (Pagos Provisionales Mensuales) for 2021 and 2022 that “mega enterprises” have to pay on account of their annual tax return. In addition, during 2021 and 2022, the following tax benefits would be suspended: (i) special exemption applicable to capital gains obtained in the sale of shares that are actively traded in a Chilean stock exchange (Article 107 of the Income Tax Law); and (ii) corporate income tax exemption that benefits withdrawals from private investment funds (Law No. 20,712 on the administration of third-party funds and individual portfolios).

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On April 29, 2021, a group of members of Congress from the government’s political parties proposed additional changes to reduce the VAT rate from 19% to 10% and, in some cases, to 4%, until December 31, 2022. If the proposal is approved, the 10% VAT rate would apply, among others, to: (i) fuels applicable to the imports or sales of automotive gasoline for vehicle consumption, (ii) sanitary products or equipment used to prevent, diagnose or cure diseases of humans or animals, and (iii) health and dental care that are not already exempted. The 4% VAT rate would apply, among others, to: (i) basic products such as bread, flour, eggs and milk, (ii) books, newspapers and magazines that do not contain mainly advertising, and (iii) prostheses and internal implants for disabled persons.

In September of 2018, members of Congress proposed a bill of law to impose on mining companies an annual 3% compensation on the extraction of copper and lithium calculated over the value of the extracted minerals. The discussion of this bill has been the object of several indications (changes), the last one, approved in March 2021, proposed an additional charge to the 3% compensation if the average annual price of copper exceeded US$2 per pound in the London Metal Exchange. This proposal must still be approved by the Finance Committee of the Chambers of Deputies before passing to the Senate. We note that the Constitution affords the President with the exclusive power to initiate a bill of law on tax matters. Consequently, if the Congress approves this bill of law, the Executive could decide to challenge its constitutionality in the Constitutional Court (Tribunal Constitucional).

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

2021	Imacec	Mining Imacec	Non-mining Imacec
January	(2.8)	(1.2)	(2.8)
February	(2.2)	(4.9)	(1.6)

Source:  Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Three months ended March 31, 2021
Nationwide:

Labor force	9,089
Employment	8,148
Participation rate (%)	57.3
Unemployment rate (%)	10.4
Santiago:
Labor force	3,250.8
Employment	2,883.2
Participation rate (%)	61.5
Unemployment rate (%)	9.9

Source:  National Statistics Institute and University of Chile surveys.

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The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Three months ended February 28, 2021 (1)
Primary sector	10.2
Agriculture, livestock and forestry and fishing	7.6
Mining	2.6
Manufacturing sector	9.5
Services sector	80.2
Electricity, gas and water	1.4
Construction	8.5
Trade and catering	22.8
Transport and communications	8.4
Financial services	2.2
Community and social services(2)	37.0
Total	100.0

(1)  Constitutes an average for the three months ended February 28, 2021.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

During the three months ended February 28, 2021, women accounted on average for 41% of the total nationwide labor force.

Wages

 The following table sets forth average real wages in the three months ended February 28, 2021, compared to the same period in 2020.

Real Wages
(% change from period in 2020)

Three months ended February 28, 2021 (1)
Average real wages	1.3%

Sources: Chilean Central Bank and National Statistics Institute.

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MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates through March 31, 2021.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2021 (through March 31)	—	—	—	—	0.50

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
12 months ended March 31, 2021	2.9	24.1

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps. 732.1/US$1.00 on March 31, 2021, compared to Ps. 711.2/US$1.00 on December 31, 2020.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the three months ended March 31, 2021.

Observed Exchange Rates (1)
(Chilean pesos per US$)

	High	Low	Average(2)	Period-End
Three months ended March 31, 2021	741.4	696.2	724.3	732.1

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$40.6 billion as of February 28, 2021, compared to US$34.8 billion as of February 28, 2020. In January 2021, the Central Bank announced a program for the purchase of U.S. dollars, to increase its international reserves up to approximately 18.0% of Chile’s GDP. Since the beginning of the program in January 2021 and as of April 27, 2021, the Chilean Central Bank purchased a total of US$2.8 billion.

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The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

As of February 28, 2021
Chilean Central Bank:
Assets:
Gold	13.8
Special Drawing Rights (SDRs)	669.2
Reserve position in the IMF	690.0
Foreign exchange and bank deposits	2,686.3
Securities	38,222.8
Other assets(1)	0.0
Total	42,282.1

Liabilities:
Reciprocal Credit Agreements	0.0
Bonds and promissory notes	18.6
Accounts with international organizations	88.7
SDR allocations	1,175.8
Short Term Liabilities	372.2
Total	1,655.3
Total international reserves, net	40,626.8

(1) Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

As of March 31, 2021
Currency in circulation	12,607.9
Bank reserves	14,779.7
Monetary base	27,387.6

(1) There are no demand deposits at the Chilean Central Bank.

Source:  Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

As of March 31, 2021
Currency in circulation	12,607.9
Demand deposits at commercial banks	55,969.8
M1(1)	68,577.6
Total time and savings deposits at banks	84,374.1
Others	7,413.7
M2(2)	160,365.4
Foreign currency deposits at Chilean Central Bank	23,574.6
Documents of Chilean Central Bank	9,988.8
Letters of Credit	242.7
Private Bonds	30,809.8
Others	42,317.0
M3(3)	267,298.2

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(1)  M1:  Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2) M2:  M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)  M3:  M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of March 31, 2021:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of March 31, 2021	24.677	4.895

(1)               The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)               The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for 2021, as well as the total assets of the FRP, in the three months ended and as of March 31, 2021:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at March 31, 2021 (in millions of US$)
Three months ended and as of March 31, 2021	-	-	10,080.1

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES, as well as the total assets of the FEES, in the three months ended and as of March 31, 2021:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at March 31, 2021 (in millions of US$)
Three months ended and as of March 31, 2021	-	-	8,551.9

On April 30, 2021, the Ministry of Finance announced a withdrawal from the FRP for an amount of US$1.5 billion made on April 8, 2021. In addition, on April 22, 2021, the FEES made a withdrawal for an amount of US$1.8 billion.

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PUBLIC SECTOR DEBT

Central Government External Bonds

As of April 30, 2021, Chile had the following global bonds outstanding:

•	3.250% US$446,783,000 Notes due September 14, 2021;

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,458,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053; and

•	3.100% US$1,500,000,000 Notes due January 22, 2061.

Central Government Internal Bonds

As of April 26, 2021, Chile had the following local bonds outstanding:

•	0.0% Ps. 537,000 million treasury bonds due April 15, 2021;

•	0.0% Ps. 340,000 million treasury bonds due June 3, 2021;

•	0.0% Ps. 814,000 million treasury bonds due July 1, 2021;

•	0.0% Ps. 537,000 million treasury bonds due August 5, 2021;

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•	0.0% Ps. 330,000 million treasury bonds due September 24, 2021;

•	0.0% Ps. 320,000 million treasury bonds due October 22, 2021;

•	6.0% Ps.53,815 million treasury bonds due January 1, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	6.0% Ps.26,460 million treasury bonds due January 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	5.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,315,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	6.0% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps.6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps.3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	0.0% UF 11,900 thousand treasury bonds due June 3, 2021;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 205;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 8,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

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•	1.9% UF 69,907.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

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